TENNYSON
NETWORKS LIMITED

ACN 009 805 298

19 February 2002

By Facsimile
0015 1 202 942 9624
8 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

02015207

SUPPL

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 15 February 2002 re Appendix 3Y x 2;
2. Announcement to ASX dated 19 February 2002.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely

R.A. PULLIA
Company Secretary

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: TENNYSON NETWORKS LIMITED	
ABN: 98 009 805 298	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ronald Warren Woss
Date of last notice	3 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Loan Facility Arrangement and Secured Convertible Note Deed
Nature of interest	27 convertible notes with a face value of $10,000 each. The notes can be converted into ordinary shares in the company at 85% of the average of the last sale price of the company's shares on the ASX calculated over the previous 20 trading days, up until 25 June 2002.
Name of registered holder (if issued securities)	Nelson J. Woss
Date of change	14 February 2002.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	47 Secured Convertible Notes with a face value of $10,000 each.
Interest acquired	
Interest disposed	20 Secured Convertible Notes with a face value of $10,000 each.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$200,000
Interest after change	27 convertible notes with a face value of $10,000 each.

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity: TENNYSON NETWORKS LIMITED	
ABN: 98 009 805 298	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Ross William Leighton
Date of last notice	3 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	Loan Facility Arrangement and Secured Convertible Note Deed
Nature of interest	40 convertible notes with a face value of $10,000 each. The notes can be converted into ordinary shares in the company at 85% of the average of the last sale price of the company's shares on the ASX calculated over the previous 20 trading days, up until 25 June 2002.
Name of registered holder (if issued securities)	Ross William Leighton
Date of change	14 February 2002.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	20 Secured Convertible Notes with a face value of $10,000 each.
Interest acquired	20 Secured Convertible Notes with a face value of $10,000 each.
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$200,000
Interest after change	40 convertible notes with a face value of $10,000 each.

+ See chapter 19 for defined terms.

TENNYSON
NETWORKS LIMITED

TENNYSON'S SOX WINS MICROSOFT ACCREDITATION

SOX VIRTUAL PHONE ACHIEVES WORLD FIRST

Melbourne, February 19, 2002 – Tennyson Networks (ASX: TNY) today announced that its Australian-developed SOX Virtual Phone had become the first desktop telephone system for small-to-medium business to be accredited by Microsoft for integration with Microsoft Outlook and Microsoft Exchange 2000 Server.

SOX Virtual Phone is now the only standalone computer integrated telephone system under 100 extensions included in the Microsoft Windows Catalog on the company's global website www.microsoft.com

(See: www.microsoft.com/windows/catalog click on the Software tab, scroll to "Networking and Communications" and click on "Telephony").

After Microsoft saw the potential of integrating SOX with its products for New Zealand businesses, Tennyson's Australian office submitted the SOX product for Microsoft's worldwide accreditation. Tennyson is now proud to announce that SOX has succeeded in becoming the first product of its type anywhere in the world to gain such approval.

Tennyson, a pioneer in the development of desktop data/voice convergence, achieved the breakthrough after its New Zealand Distributor, ADV Systems, introduced SOX to Microsoft New Zealand, which was seeking solutions for voice-enabling Microsoft Exchange 2000 Server (messaging and collaboration software) and Outlook (information and communication software).

As a result of the accreditation, Microsoft, ADV Systems and the major New Zealand telecommunications carrier, Telecom New Zealand, are launching a joint marketing campaign in which SOX will be promoted to businesses throughout the country.

Tennyson CEO Leigh Coleman said the achievement of Microsoft accreditation would give the company a beachhead into a huge potential market.

"Now that Microsoft knows it can rely on SOX as a platform that is built for seamless integration with its products, we expect that opportunities will open up for us across the board," Mr Coleman said. "The New Zealand marketplace will allow us to showcase our combined solutions and other potential customers around the world will see tangible results they can use to understand the power of our combined offerings."

Mansur Zwart, Manager, Line of business applications, for Microsoft New Zealand believes that 2002 would be the year when unified messaging will begin to take off and that voice-based applications like SOX effectively carry the investment that has been made in the functionality of Microsoft's Front and Back-Office suites right into the coalface of everyday business.

"In today's business environment, where our workforce is so highly mobile, companies require a robust and powerful IT infrastructure for the creation, storage and sharing of information, irrespective of whether staff are in the office, working from home or out on the road," Mansur said. "SOX and Microsoft Exchange 2000 Server provide that ability anywhere, anytime, on any device and most importantly at a price that the New Zealand business community can readily afford. This solution matches how a lot of us work in this day and age."

ADV Systems Managing Director Simon Hepburn said 80 per cent of New Zealand businesses had up to 50 users on their computer systems and this was the ideal market for the integrated SOX and Microsoft Small Business Server 2000 solution.

"It's all about the productivity gains that can be achieved by integrating desktop software tools with the office communications system," Mr Hepburn said. "In our studies at ADV Systems, we have found our SOX clients saving a minimum 30 minutes a day per user, using unified messaging integrated with telephony on the desktop."

SOX provides key facilities for businesses using Microsoft software such as; autodialing from Contacts in Outlook; Screen Pops of Outlook records on incoming calls, Voicemail, faxes and SMS messages delivered to Outlook Inbox, and a powerful Auto Attendant which can read emails, check and book

appointments through speech command IVR and read out contact numbers to staff while they are away from the office.

About Tennyson Networks Limited

Tennyson Networks Limited (ASX: TNY), through its wholly owned subsidiary Tennyson Technologies Pty Ltd, is a leader in the design, development, marketing and support of advanced communications products for information-centric businesses. Tennyson is a global pioneer of data/voice convergence technology and provides a complete business communications solution encompassing a Computer Telephony Integration (CTI) platform, Integrated Voice Response (IVR), unified communications and messaging, fax and remote access. Tennyson's award-winning Smart Office eXchange (SOX) platform has received international recognition at the prestigious Cebit event in Europe and CTI Expo in the US, where it was judged "Best of Show". Tennyson continues to build on the SOX platform with new applications, including the Virtual Phone, an intuitive GUI PC-based telephony PBX system with advanced functionality and PowerSOX, a custom contact centre solution with extensive Automatic Call Distributor (ACD) and outbound dialing features. A number of third party applications have also been integrated into the SOX platform. Tennyson is based in Australia, with offices in Melbourne and Sydney, as well as international distributors in the United Kingdom, New Zealand, Korea, South Africa and Israel. SOX products have been sold in 22 countries.

Tennyson Contact:
Leigh Coleman CEO
Tel: (03) 8558 0407
Email: lcoleman@tennyson.com.au

Media Contact:
Jeff Bird
Tel: (02) 9954 0555
Email: Jeff@birdhillpr.com